LIMITED WAIVER

      This LIMITED WAIVER (this "Waiver") is dated as of April 19, 1996 and is by and between Fruehauf
Trailer Corporation ("Debtor") and Congress Financial
Corporation (Central) ("Congress").

                R E C I T A L S

      WHEREAS, Debtor and Congress are parties to that certain Accounts Financing Agreement [Security
Agreement], that certain Inventory and Equipment Security
Agreement Supplement to Accounts Financing Agreement
[Security Agreement], that certain Rider No. 1 to Accounts
Financing Agreement [Security Agreement] and Inventory and
Equipment Security Agreement Supplement to Accounts
Financing Agreement [Security Agreement] (the "Rider") and that certain letter regarding Inventory Loans, each dated as of August 20, 1993 and each as amended by that certain
First Amendment to Accounts Financing Agreement [Security
Agreement] entered into as of April 4, 1994 by and between Debtor and Congress and that certain Second Amendment to Accounts Financing Agreement [Security Agreement] and
Waiver entered into as of April 12, 1994 by and between Debtor and Congress, that certain Third Amendment to Accounts Financing Agreement [Security Agreement] entered into as of May 1, 1995 by and between Debtor and Congress and that certain Fourth Amendment to Accounts Financing
Agreement [Security Agreement] entered into as of the date hereof by and between Debtor and Congress (collectively, as amended, restated, supplemented or otherwise modified from time to time, the "Loan Agreement;" capitalized terms used and not defined herein shall have the meanings assigned to them in the Loan Agreement); and

      WHEREAS, the Debtor has requested that
Congress waive certain provisions of the Loan Agreement relating to the payment of trailing liabilities.

      NOW, THEREFORE, in consideration of the
foregoing and the agreements contained herein, the parties hereto hereby agree as follows:

Section 1. Limited Waiver.  Upon the payment by Debtor to
Congress of a $25,000 waiver fee (which waiver fee shall be due and payable, and fully earned, upon execution of this Waiver), effective as of the date hereof and until and including, and only until and including, the earlier of (a) the Waiver Expiration Date or (b) the time at which the proceeds of Asset Sales (other than the Foreign Sale), which occur on or after March 1, 1996, of Non-Core Assets exceeds $350,000, Congress hereby waives any Event of Default which has occurred or may occur solely as a result of noncompliance by the Debtor with clause (i) of the proviso in Section 6(bb)(b) of the Rider (and/or solely as a result of the failure of the Debtor to notify Congress of the Debtor's noncompliance with clause (i) of the proviso in Section 6(bb)(b) of the Rider). In addition, effective as of the date hereof and until and including, and only until and including, August 31, 1996, Congress hereby waives the provisions of the Loan Agreement to the extent, and only to the extent, necessary to permit the Foreign Sale to occur strictly in accordance with the definition of Foreign Sale. As used herein, (i) "Waiver
Expiration Date" shall mean August 31, 1996; provided, however, that upon the payment of a waiver fee of $10,000
(which fee shall be fully earned as of the date it is paid) for each extension of the then current "Waiver
Expiration Date", the then current Waiver Expiration Date shall be extended to the last day of the calendar month immediately following the calendar month during which the then current Waiver Expiration Date occurs (provided that in no event shall the Waiver Expiration Date be extended
(a) beyond March 31, 1997 or (b) unless the Permanent
Reserve is at least $6,000,000 as of December 31, 1996, beyond December 31, 1996), (ii) "Foreign Assets" shall mean (a) all of the capital stock of, or all or substantially all of the assets of, Fruehauf International
Limited ("FIL") and all of Debtor's equity interest in Societe Europeane de Semi-Remorque S.A. ("SESR") but excluding Fruehauf de Mexico and (b) certain of Debtor's and FIL's licenses, technology fees and intellectual property rights outside North American, and (iii) "Foreign
Sale" shall mean the sale of the Foreign Assets by Debtor or FIL, as the case may be, to one or more purchasers in a transaction which is completed no later than August 31, 1996 and in which (a) Debtor receives not less than $23,000,000 in cash (before deducting fees and expenses associated with such transaction) on account of the Foreign Assets, (b) at least a majority of the holders of Debtor's Noteholder Debt shall have consented to the retention by Debtor (for application to the revolving loans) of not less than 50% of the amount described in clause (i) above after deduction of the fees and expenses described in such clause even if Debtor is required to utilize a portion of the amount so retained to fund the scheduled May 1, 1996 interest payment in respect of the Noteholder Debt, (c) Debtor receives, after all payments to or for the benefit of the holders of the Noteholder
Debt and all payments for fees and expenses associated with such transaction, not less than $7,500,000 of cash that is used to repay the revolving loans (and remains available to Debtor for working capital purposes and does not increase the Asset Sale Reserve or the Permanent
Reserve) and (d) the Trustee and the Collateral Agent have entered into an amendment to the Intercreditor Agreement
(in form and substance reasonably satisfactory to Congress) to provide that (1) the proceeds of the sale of the Foreign Assets which are paid to Congress shall not be applied to, or otherwise increase, the Asset Sale Reserve or the Permanent Reserve and such failure to apply or otherwise use such proceeds shall not limit or otherwise affect Congress' ability or right to require the proceeds of other Asset Sales to be paid to Congress to be applied to, or otherwise increase, the Asset Sale Reserve or the Permanent Reserve in accordance with the terms of the Intercreditor Agreement and/or the Loan Agreement and (2)
Congress may amend Section 13 and/or 14 of the Rider to the extent necessary to (A) allow the proceeds of the sale of the Foreign Assets to be paid to Congress and not be applied to, or otherwise increase, the Asset Sale Reserve or the Permanent Reserve and (B) provide that such payment and failure to apply, or otherwise use such proceeds, to increase the Asset Sale Reserve or the Permanent Reserve shall not limit or otherwise affect Congress' ability or right to require the proceeds of other Asset Sales to be paid to Congress to be applied to, or otherwise increase, the Asset Sale Reserve or the Permanent Reserve in accordance with the terms of the Intercreditor Agreement and/or the Loan Agreement (and upon receipt of such amendment, Congress and Debtor shall enter into the amendment to the Loan Agreement as permitted and described in this clause (2)).

Section 2. Limitation of Waivers.

           (a)  The waivers set forth in Section
1 hereof are effective for the purposes set forth herein and shall be limited precisely as written and shall not be deemed to (i) be a consent to any amendment, waiver or modification of any other term or condition of any Loan
Document or (ii) otherwise prejudice any right or remedy which Congress may now have or may have in the future under or in connection with any Loan Document.

           (b)  This Waiver shall be construed in
connection with and as part of the Loan Documents and all terms, conditions, representations, warranties, covenants and agreements set forth in the Loan Documents, except as herein waived, are hereby ratified and confirmed and shall remain in full force and effect.

Section 3. Representations and Warranties. In order to induce Congress to enter into this Waiver, the Debtor represents and warrants to Congress, upon the effectiveness of this Waiver, which representations and warranties shall survive the execution and delivery of this Waiver, that:

      3.1  Due Incorporation, etc.  The Debtor is
a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite authority to conduct its business in each jurisdiction in which its business is conducted.

      3.2  Corporate Power and Authority;
Authorization. The Debtor has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Waiver and the execution and delivery by the Debtor of this Waiver have been duly authorized by all requisite corporate action by the Debtor.

      3.3  Execution and Delivery.  The Borrower
has duly executed and delivered this Waiver.

      3.4  Enforceability.  This Waiver and each
other Loan Document to which Debtor is a party constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' right generally, and by general principles of equity.

      3.5  No Conflicts, etc.  Neither the
execution, delivery or performance by the Borrower of this Waiver, nor compliance by the Borrower with the terms and provisions hereof, (i) will contravene any applicable provision of any law, statute, rule, regulation, order, writ, injunction or decree of any court or governmental instrumentality, or (ii) will conflict or be inconsistent with, or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any property or assets owned by it pursuant to the terms of any indenture, mortgage, deed of trust, agreement or other instrument to which it is a party or by which it or any of its property or assets is bound or to which it may be subject or (iii) will violate any provision of its certificate of incorporation or by-laws.

      3.6  Consents, etc.  No order, consent,
approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to authorize, or is required in connection with the execution, delivery and performance of this Waiver or the consummation of any of the transactions contemplated hereby.

      3.7  Representations and Warranties.  All of
the representations and warranties contained in the Loan
Agreement and in the other Loan Documents (other than those which speak expressly only as of a different date) are true and correct as of the date hereof after giving effect to this Waiver.

Section 4. Miscellaneous.

      4.1  Amendment.  If the Intercreditor
Application Amendment is executed and delivered by each of the Trustee and the Collateral Agent (i) Congress and
Debtor shall enter into the Application Amendment and (ii)
Congress shall execute a limited waiver pursuant to which Congress shall waive any and all Events of Default which have occurred solely as a result of the noncompliance by the Debtor with clause (i) of the proviso in Section
6(bb)(b) of the Rider (and/or solely as a result of the failure of the Debtor to notify Congress of the Debtor noncompliance with clause (i) of the proviso in Section 6
(bb)(b) of the Rider). In addition, on the first day of each month to occur (i) after Congress executes and delivers the waiver described in clause (ii) and (ii) after August 31, 1996, if the amount of the Permanent
Reserve is less than $7,500,000, Debtor shall pay Congress a waiver fee of $10,000 (which waiver fee shall be fully earned and payable as of each such first day of each such month). As used herein, (i) "Intercreditor Application
Amendment" shall mean an amendment to the Intercreditor
Agreement pursuant to which the Intercreditor Agreement is amended to provide that (a) the Asset Sale Reserve shall be immediately reduced to zero and the Permanent Reserve shall be immediately increased by the amount of the Asset
Sale Reserve immediately prior to such reduction, (b) all Net Cash Proceeds of any Asset Sale of Collateral (1) shall, to the extent that the sum of (A) the amount of such proceeds plus (B) the Permanent Reserve, would not exceed the $7,500,000, be paid to Congress for application to the Obligations in such order as Congress in its sole discretion shall elect (and at such time the amount of such payment shall be credited to the Permanent Reserve and the Permanent Reserve shall be increased by such amount), (2) the remainder, if any, after making the payments described in (1) above shall be paid to the Trustee for application in accordance with the Indenture until all Noteholder Debt has been paid in full and (3) the remainder, if any, after making the payments described in (1) and (2) above shall be paid to Congress for application to the Obligations in such order as Congress in its sole discretion shall elect, and (c) Congress may enter into Application Amendment, and (ii) "Application
Amendment" shall mean an amendment to the Loan Agreement which (a) amends and restates the definition of Required
Month End Availability to read Required Month End
Availability shall mean $2,500,000," (b) adds a new covenant to the Loan Agreement pursuant to which Debtor shall covenant and agree to generate Net Cash Proceeds of Asset Sales in an amount sufficient to cause the Permanent
Reserve to be at least (a) $6,000,000 as of December 31, 1996 and (b) $7,500,000 as of March 31, 1997, (c) amends
Section 13 of the Rider so that Section 13 of the Rider is substantially similar to Section 4 of the Intercreditor
Agreement (as amended by the Intercreditor Application
Amendment).

      4.2  Effectiveness.  This Waiver shall
immediately become effective as of the date first written above upon receipt by Congress of duly executed coun-terparts of this Waiver from the Debtor and Congress.

      4.3  Counterparts.  This Waiver may be
executed in any number of counterparts, each such counterpart constituting an original but all together one and the same instrument.

      4.4  Severability.  Any provision contained
in this Waiver which that is held to be inoperative, unen-forceable or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable or invalid without affecting the remaining provisions of this amendment in that jurisdiction or the operation, enforceability or validity of that provision in any other jurisdiction.

      4.5  GOVERNING LAW.  THIS WAIVER SHALL BE
GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE
WITH, THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

      IN WITNESS WHEREOF, the parties hereto have executed this Waiver as of the date first above written.

                        FRUEHAUF TRAILER CORPORATION

                        By: /s/ Timothy J. Wiggins
                            -----------------------
                            Title: Executive Vice President
                                   and Chief Executive
                                   Officer


                        CONGRESS FINANCIAL
                        CORPORATION (CENTRAL)

                        By: /s/ Thomas C. Lannon
                            ----------------------
                            Title: Vice President